Exhibit 99.1

London | 10 November 2016: National Grid, a leading energy transmission and distribution company, today announces its Half Year results.

Report for the six months ended

30 September 2016

Highlights

Good results and performance on track

•    Adjusted earnings per share of 28.2p, in line with last year

•    Operating Profit of £1.9bn, up 1% includes favourable timing and FX

•    Capital investment of £2.2bn, up 12% (6% at constant currency)

•    New rates for Massachusetts Electric, allowed return on equity of 9.9%

•    3-year Joint Proposal filed for downstate New York gas businesses

•    Solid operational performance in the UK, generating savings for customers

•    UK Gas Distribution majority sale on track

•    Strong balance sheet maintained

•    Interim dividend of 15.17p per share, in line with policy

Financial Summary

Six months ended 30 September	Adjusted results[1]			Statutory results
Unaudited	2016	2015[1]	% Change	2016	2015[1]	% Change
Operating profit (£m)	1,851	1,836	1	1,790	1,849	(3)
Profit before tax (£m)	1,359	1,371	(1)	485	1,348	(64)
Earnings per share (p)	28.2	28.2	0	13.4	27.7	(52)
Capital investment (£m)	2,150	1,919	12

“....significant progress on key priorities...” John Pettigrew Chief Executive

John Pettigrew

Chief Executive

“We have delivered good results and made significant progress on key priorities while continuing to deliver a safe and reliable service to our customers in the UK and the US. First half earnings per share were in line with a strong prior year, with our regulated businesses delivering a solid performance.

In the US we received a positive outcome for our Massachusetts rate filing and are in the final stages of agreeing updated rates for our downstate New York gas businesses. Once agreed, around 40% of our US business will be operating under new agreements which will enable us to improve future returns in the US. In the UK the proposed sale of our gas distribution business is on track with separation activity in the final stages.

Looking further out we are focused on evolving National Grid to enable us to play a leading role in shaping the future of energy networks.”

1 Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates.

‘Adjusted results’, and a number of other terms and performance measures used in this document are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms, descriptions of restatements and, where relevant, proforma calculations on pages 22 to 23. Prior year EPS has been adjusted to reflect the additional shares issued as scrip dividends, refer to note 6 on page 36.

National Grid	2016/17 Half Year Results Statement

Contacts

Investor Relations

Aarti Singhal	+44 (0)20 7004 3170	+44 (0) 7989 492447

David Brining	+44 (0)20 7004 3166	+44 (0) 7816 847918

Tom Edwards	+44 (0)20 7004 3460	+44 (0) 7976 962791

Mike Ioanilli	+44 (0)20 7004 3006	+44 (0) 7789 878764

Richard Foster	+44 (0)20 7004 3169	+44 (0) 7768 294017

Media

Sean Kemp	+44 (0)20 7004 3149	+44 (0) 7960 012356

David Lavender	+44 (0) 1926 653942	+44 (0) 7989 665946

Brunswick

Tom Burns, Mike Smith or Caroline Daniel	+44 (0)20 7404 5959

Conference call details

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 09:15 (BST) today. There will be a live webcast of the results presentation available to view at investors.nationalgrid.com.

Live telephone coverage of the analyst presentation at 09:15

UK dial in number	+44 (0) 808 109 0700

US dial in number	+1 866 966 5335 (US Toll free) +1 646 843 4608 (NY Toll free)

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National Grid	2016/17 Half Year Results Statement

Good performance in the first half of the year

In the first six months of the year, National Grid has continued to deliver solid operational and safety performance. The Group has again made significant investments in its gas and electricity infrastructure, providing important services for millions of customers in the UK and US.

UK Regulated investment and

innovation delivering customer savings

National Grid’s UK regulated operations made a good start to the year with strong reliability across the networks. Investment has increased and at the same time the business has continued to drive efficiency to deliver savings for customers.

US Regulated investment increased

with continued drive for efficiency

The US Regulated business has made good progress on important rate cases which will help it to improve returns. Investment in leak prone pipe replacement and customer growth increased with a continued drive to innovate and deliver efficiencies.

£1,259m UK Operating Profit	£970m UK Capital Investment	£435m US Operating Profit	£1,039m US Capital Investment

 Process for the sale of a majority stake

 in UK Gas Distribution on track

In November 2015, National Grid announced the potential sale of a majority stake in the UK Gas Distribution business. Significant progress has been made on separating the UK Gas Distribution business from the rest of the Group and on 1 October, the gas distribution transporter licence was transferred to National Grid Gas Distribution Limited. The sale is expected to complete in early 2017. Following completion, the Board expects to return substantially all of the net proceeds to shareholders.

 Record £3bn bond issuance

To support the sale process, National Grid successfully undertook significant debt financing including a £3bn bond, the largest ever sterling bond issued by a non-financial institution and a €750m bond together at an average cost of 2.2%. Funding for the new entity is substantially complete and the new gas distribution operating company is expected to be leveraged at 65%, in line with the regulatory assumption.

This activity was part of a liability management exercise which also saw higher cost, sterling bonds with a carrying value of £1.9bn (and fair market value of £2.8bn) being repurchased across National Grid Gas and National Grid Electricity Transmission plc, resulting in an exceptional charge of £0.7bn. Overall, the liability management exercise is value positive for the Group, with the new lower cost debt expected to be reflected in the valuation for the Gas Distribution business.

 Positive rate case outcome in

 Massachusetts & progress in New York

On 30 September 2016 the Massachusetts Department of Public Utilities issued a rate order for the Massachusetts Electric Company which supplies 1.3m electricity distribution customers. New distribution rates, which increased for the first time since 2010, came into effect on 1 October 2016. The new arrangements will provide Massachusetts Electric with a revenue increase for the rate year of $101m, an allowed return on equity of 9.9% and provide for annual capital investment of $249m.

On 7 September 2016, National Grid and the staff of the New York Public Service Commission filed a Joint Proposal for a three-year rate plan settlement for KeySpan Energy Delivery New York (KEDNY) and KeySpan Energy Delivery Long Island (KEDLI) gas distribution utilities.

The Joint Proposal includes revenue increases across three years and an allowed 9.0% return on equity for both utilities, together with a significant capital programme of $3bn. On a US GAAP basis KEDNY revenues would increase by $272m in 2017 and KEDLI revenues would increase by $112m in 2017, with further incremental increases in 2018 and 2019 for both companies. The impact on customer bills would be phased more evenly over the three years. The Commission’s final decision is expected in late 2016 / early 2017 with new rates effective from January 2017.

 Solid first half for Other activities

After a very strong 2015/16, boosted by strong interconnector revenues and the Iroquois transaction, National Grid’s portfolio of Other activities has made a solid start to the year.

£157m Operating Profit £100m Capital Investment

National Grid	2016/17 Half Year Results Statement

OPERATIONAL PERFORMANCE

In the first half of the year, National Grid delivered solid operational performance with high standards of network availability and reliability.

The UK Electricity Transmission business maintains a relentless focus on reliability and has one of the highest levels of reliability in Europe. During the summer, UK Gas Transmission successfully managed unseasonably high flows into Scotland, at a time when critical compressors were out of service for planned maintenance. The business accelerated maintenance and repair work to bring an important pipeline back online a month earlier than scheduled. The actions taken will also provide the UK Gas Transmission network with a higher level of resilience heading into the winter.

In August, the US Regulated business responded effectively when its New York service territory experienced a severe storm that cut power to more than 50,000 customers, with service restored in one day. Effective storm response process remains a focus and the Group believes it is well prepared for the challenges in the coming winter.

The Group targets world class safety performance, measured as a lost time injury frequency rate of 0.10 or better for both directly employed staff and contractors (i.e. less than 0.1 lost time injuries per 100,000 hours worked in a 12-month period) and after the first six months is on track to achieve this target again at the full year. National Grid remains focused on maintaining and improving this good level of performance going into the winter period and as workload increases across all businesses.

Focused on efficiency

In the UK, the focus remains on delivering totex efficiencies. Electricity Transmission has made good progress with innovation to reduce both the time and cost to repair or replace assets. An example of this is its transformer replacement activity, where it has challenged industry standard practices, changed engineering design and revised procurement approaches. Over the remaining years of RIIO-T1 price control this new approach is expected to save around £140m delivering important savings for the business and customers. National Grid’s electricity system operator is at the forefront of industry changes, and recently awarded battery storage contracts for the provision of grid balancing services through the Enhanced Frequency Response initiative. It is anticipated that this will deliver around £200m of savings over the four years of the programme, driving lower costs for customers. The 200MW of enhanced frequency response were procured at less than half the cost of the alternative, Firm Frequency Response.

The US Regulated business also continues with its drive for efficiency to keep costs down and help offset the impacts of inflation, ahead of new rates coming into effect. For example, in Massachusetts, the gas distribution business has changed the way it is deploying and utilising its crews to repair gas leaks, resulting in unit cost reductions of up to 15% and enabling the business to repair more leaks each week. In New York, the introduction of new technologies such as robotics is supporting reductions in pipeline replacement costs. Through the Neighbourhood Expansion Program, in New York, the business now has greater flexibility to convert whole communities from oil to gas, reducing installation costs, and potentially saving customers and communities millions of dollars in future energy costs.

Regulatory developments

On 18 August 2016, Ofgem announced its “minded to” position for the Mid-Period Review (MPR) for the RIIO-T1 price control. The areas covered by the MPR related to specific outputs with 8-year allowances in Gas Transmission and Electricity Transmission. Ofgem proposed some adjustment to allowances with changes expected to take effect from April 2018.

Ofgem continues to consult on the introduction of Onshore Competition for electricity transmission. National Grid remains supportive of competition where it is in the interests of consumers and is working to ensure that the costs, benefits and risks of competition are properly understood in relation to any proposals on a case by case basis. In its role as electricity system operator, National Grid is assisting

National Grid	2016/17 Half Year Results Statement

Ofgem in developing the competitive regime in the interests of consumers and chairs an Electricity Networks Association facilitated working group to develop an early tendering model, as part of its overall contribution to the process.

National Grid continues to work closely with the Department for Business, Energy & Industrial Strategy and Ofgem to consider how to evolve the role of the electricity system operator in order to meet the needs of the changing energy market. In doing so the Group believes it is vital that there is no disruption to the pivotal role National Grid plays as system operator in balancing the network.

In the US, in addition to the Massachusetts Electric and KEDNY/KEDLI rate updates already discussed, National Grid received an order in May 2016 approving its request for a two year capital investment programme for $1.3bn across the Niagara Mohawk electricity and gas businesses over two years. The programme was funded through the use of deferred credits to provide incremental US GAAP revenues to National Grid with no immediate impact on customer bills.

National Grid expects to make full rate filings for the Niagara Mohawk gas and electric businesses and the Massachusetts gas businesses in calendar year 2017 and is currently considering filing a full rate case for Rhode Island in late 2017 or early 2018. Once complete, around 90% of National Grid’s US business will be operating under new agreements which will support its drive to achieve returns as close as possible to the allowed level.

Solid contribution from Other activities

National Grid’s diverse portfolio of Other activities made a solid start to the year, compared with the very strong performance in the first half of 2015/16.

In April 2016, National Grid reached an agreement with Ofgem to progressively share a proportion of its French Interconnector (IFA) business profits, net of capital expenditure, with UK customers. This reflects the fact that the business has now fully recovered the cost of building the interconnector. The agreement also allows National Grid to make further investment so IFA can continue to play its important role.

In August, National Grid’s Property business completed the first sale of a site, at Battersea, to the St William joint venture.

National Grid	2016/17 Half Year Results Statement

GROWTH

Balanced portfolio to deliver asset growth and sustainable dividend

National Grid believes that it can deliver best value to shareholders through maintaining a portfolio of businesses with strong operational performance alongside attractive annual asset growth of around 5-7% assuming long-run average UK RPI inflation of 3%. Following completion of a sale of a majority interest in UK Gas Distribution, the Group’s portfolio of businesses is expected to deliver higher growth, while maintaining a strong balance sheet that allows the Group to continue to fund its investment programme and maintain the policy of increasing dividend per share by at least RPI for the foreseeable future.

£2.2bn of capital investment, balanced across the UK and US

National Grid continued to make significant investment in energy infrastructure in the first six months of 2016/17. Capital investment across the Group was £2,150m, an increase of £126m or 6% at constant currency compared to the first half of 2015/16.

Six months ended 30 September
(£m)	2016	2015	% change
UK Electricity Transmission	586	514	14
UK Gas Transmission	116	91	27
UK Gas Distribution	268	286	(6)
US Regulated	1,039	901**	15
Other activities*	141	127**	11
Group capital investment	2,150	1,919	12

* Other activities capital investment includes investment in joint ventures, excluding £5m and £55m equity contribution to St William property joint venture for 2016 and 2015, respectively

** 2015 capital investment adjusted for reclassification between US Regulated and Other activities (£32m)

The UK regulated businesses invested almost £1bn in the first half of 2016/17, with Electricity Transmission and Gas Transmission both ramping up asset health activity to meet their respective regulatory requirements, or Network Output Measures. Gas Transmission investment also increased as a large pipeline replacement project under the Humber estuary (Feeder 9) moved towards construction, while UK Gas Distribution invested £268m and delivered close to 900km (circa 560 miles) of mains replacement in the period.

The US Regulated business has again increased its level of investment with further leak prone pipe replacement, customer growth and continued levels of investment in electricity system reinforcement to improve the safety and reliability of networks. This sustained level of investment was a key feature of the updated regulatory filings in Massachusetts Electric and the downstate New York gas businesses KEDNY and KEDLI. Moving forward, capital investment is expected to feature prominently in the new rate filings planned for 2017 and will support strong levels of growth in the rate base.

National Grid	2016/17 Half Year Results Statement

FINANCIAL STRENGTH

Over £4.5bn of new long-term financing

After another period of significant investment in new assets, National Grid’s balance sheet remains robust, with strong investment grade credit ratings from Moody’s, Standard & Poor’s and Fitch.

During the past six months, National Grid has raised over £4.5bn of new long-term financing in the capital markets for both its UK and US businesses. National Grid Gas Finance plc, the financing company for the new UK gas distribution business, issued a record breaking £3bn sterling bond across four tranches in September, as well as a €750m euro-bond.

This activity was part of a liability management exercise which also saw higher cost, sterling bonds with a carrying value of £1.9bn (and fair market value of £2.8bn) being repurchased across National Grid Gas and National Grid Electricity Transmission plc, resulting in an exceptional charge of £718m.

The Group also continued to draw the £1.5bn RPI-linked, European Investment Bank (EIB) loan to fund capital investment in its UK Electricity Transmission business.

In August, the US operating companies KeySpan Gas East (also known as KEDLI) and Massachusetts Electric issued $700m and $500m respectively of new long-term debt.

Over the last 12 months, National Grid has also agreed around $750m of new financing, including $520m since April, in the form of senior unsecured credit loans with the Swedish and Italian Export Credit Agencies (ECA). The Group has procured this financing in relation to its share of investment in the North Sea Link interconnector. This innovative source of funding provided attractively priced funding from a new source of liquidity for the Group and is the largest ever Power Infrastructure ECA financing into the UK.

Interim dividend of 15.17p, increased in line with policy

The Board has approved an interim dividend of 15.17p per ordinary share ($0.9427) per American Depositary Share). This represents 35% of the total dividend per share in respect of the last financial year 2015/16 and is in line with the Group dividend policy. The interim dividend is expected to be paid on 11 January 2017 to shareholders on the register as at 25 November 2016. A scrip dividend alternative will be offered for this interim dividend.

The Group’s dividend policy is to grow the ordinary dividend per share at least in line with the rate of RPI inflation each year for the foreseeable future.

The 2016/17 interim dividend of 15.17p represents a 0.17p (1.1%) increase over the interim dividend for the year ended 31 March 2016 of 15.00p. It is expected that the final dividend paid next August in respect of the year ending 31 March 2017 will reflect the remaining monetary value of the percentage increase for the year as a whole on a per share basis. The total dividend in respect of the year ended 31 March 2016 was 43.34p per ordinary share.

Scrip dividend

The scrip dividend programme remains on offer and is an efficient means for many investors to reinvest cash dividends in National Grid shares and can provide balance sheet support during a period of higher asset growth.

BOARD CHANGES

As previously announced, Nicola Shaw joined the Board of National Grid as Executive Director, UK on 1 July 2016. On 22 July 2016, Steve Holliday retired from National Grid and ceased to be a Director of the company.

National Grid	2016/17 Half Year Results Statement

OUTLOOK

Overall Group performance is anticipated to remain in line with the expectations set out at the full year results in May 2016.

In the UK, performance is expected to remain broadly at the level seen last year. In the US, return on equity will be reported on a fiscal year basis moving forward and is expected to be around 8% this fiscal year, with some benefit from the new rate cases in Massachusetts and New York. Interconnector profitability within Other activities has, as expected, reverted to more normal levels and thus National Grid does not expect to repeat the very strong level of performance seen in Other activities in 2015/16.

Capital investment is expected to increase compared to 2015/16, driven by gas distribution in the US and asset health investments in the UK, together with further investment in electricity interconnector activities.

The process for the sale of a majority interest in the UK Gas Distribution business is on track for completion in early 2017 and significant progress has been made on separation activities.

The Board believes that National Grid is in a strong position to continue to deliver a safe and reliable service to customers, while sustaining its level of investment and continuing the Group’s commitment to the dividend policy for the foreseeable future.

National Grid	2016/17 Half Year Results Statement

2016/17 TECHNICAL GUIDANCE

The outlook and technical guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement. It is prepared on the basis of the Group as currently structured.

UK Electricity Transmission

Net Revenue (excluding timing) is expected to increase, with approximately £60m of additional allowances compared to 2015/16 reflecting allowed base revenue and inflationary increases being partly offset by ‘MOD’ adjustments2.

Totex outperformance is expected to reduce in 2016/17, as a result return on equity is expected to be slightly lower than 2015/16.

UK Gas Transmission

Net Revenue (excluding timing) is expected to increase, with approximately £50m of additional allowances compared to 2015/16 reflecting an allowed base revenue increase, a small ‘MOD’ increase for data centre allowances and inflationary increases.

Totex and incentive performance combined is expected to be lower against prior year, with increased spend on asset health projects to deliver regulatory output requirements. Additional allowances are expected to be lower year-on-year as legacy recoveries reduce. As a result, return on equity is expected to be lower compared with 2015/16.

UK Gas Distribution

Net Revenue is expected to be broadly flat year-on-year, with RPI increases offset by the reduction in ‘fast money’ allowances (repex treatment transition from fast to slow ‘pot’) in base revenues.

Good Totex outperformance and good incentive performance is expected to be sustained year-on-year. As a result, achieved return on equity is expected to be marginally higher than the prior year.

UK Timing

Headline net revenues will be impacted by timing of recoveries from prior years. Both Electricity and Gas Transmission will benefit from collection of under-recoveries created in 2014/15 whilst Gas Distribution is expected to pay back over-recoveries from 2014/15.

US Regulated operations

Revenue is expected to increase in 2016/17, largely from new rate case fillings and capex trackers. Bad debt expenses are expected to decrease. These benefits are expected to be broadly offset by inflationary pressure on controllable costs, increased depreciation and cost of removal expenses (reflecting significant capital investment) and higher property taxes.

Return on equity for overall US regulated operations, which will be reported on a fiscal year basis going forward, is expected to be around 8% for fiscal year 2016/17.

2 In November 2015, Ofgem ran the financial models that calculate substantial elements of the revenue allowances for National Grid’s UK regulated businesses. The outcome of these model runs (known as the ‘MOD adjustments’) were in line with National Grid’s expectations.

National Grid	2016/17 Half Year Results Statement

Other activities

Revenue is expected to fall year-on-year, mainly due to lower auction revenues in the French Interconnector and fewer domestic meters in the Metering business as the smart metering roll-out gradually gathers pace. Profits from the Property business are expected to be similar year-on-year.

Earnings before interest and tax, the gain of £49m on exchange of National Grid’s interest in the Iroquois Pipeline for shares in Dominion Midstream Partners, LP was a one-time event in 2015/16.

Interest and Taxation

Net finance costs for the Group in 2016/17 are expected to be higher than those in 2015/16 driven by foreign exchange movements, higher RPI accretions and higher gross borrowings, partially offset by the refinancing of debt at low prevailing interest rates.

For the full year 2016/17, the effective tax rate is expected to be to be around 24%.

Investment, Growth and Net Debt

Overall Group capital investment for 2016/17 is expected to increase compared to 2015/16. Anticipated UK increases in asset health spend should be partially offset by lower expected spend on Western HVDC Link and London Power Tunnels, as the projects near completion. In the US Regulated operations, investment is expected to increase primarily driven by higher expenditure on mains replacement, system reinforcements and customer growth.

Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment.

Cash generated from operations is expected to decrease, reflecting the large working capital inflows in 2015/16, particularly in the US.

Net debt at 30 September 2016 was £29.2bn and is expected to be at a similar level at the end of March 2017, excluding the effect of any exchange rate movements and UK Gas Distribution sale related cash flows.

National Grid	2016/17 Half Year Results Statement

FINANCIAL REVIEW

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates. For definitions and metrics see pages 22 to 23 of this statement.

Six months ended 30 September

Operating profit
(£m)	2016	2015	% change
UK Electricity Transmission	697	610	14
UK Gas Transmission	159	159	0
UK Gas Distribution	403	428	(6)
US Regulated	435	351	24
Other activities	157	288	(45)
Group total operating profit	1,851	1,836	1

Operating profit excluding timing
(£m)	2016	2015	% change
UK Electricity Transmission	610	577	6
UK Gas Transmission	115	108	6
UK Gas Distribution	427	433	(1)
US Regulated	441	453	(3)
Other activities	157	288	(45)
Group total operating profit excluding timing	1,750	1,859	(6)

Other selected financial information
(£m)	2016	2015	% change
Depreciation and amortisation	(865)	(796)	(9)
Net finance costs	(523)	(493)	(6)
Taxation excluding timing	(276)	(327)	16
Taxation	(295)	(302)	2
Share of post-tax results of joint ventures	31	28	11
Non controlling interest	2	2	0
Earnings attributable to equity shareholders excluding timing	980	1,065	(8)
Earnings per share excluding timing (p)	26.0	28.2	(8)
Earnings attributable to equity shareholders	1,062	1,067	0
Earnings per share (p)	28.2	28.2	0

Other selected financial information
(£m) – constant currency	2016	2015	% change
US Regulated operating profit	435	389	12
Other activities operating profit	157	293	(46)

Group total operating profit	1,851	1,879	(1)
Timing adjustment	(101)	34
Operating profit excluding timing	1,750	1,913	(9)

Depreciation and amortisation	(865)	(827)	(5)
Net finance costs	(523)	(527)	1

National Grid	2016/17 Half Year Results Statement

Operating profit and controllable costs

Operating profit was £1,851m, up £15m (up 1%) on the same period last year at actual exchange rates. The period on period movement in exchange rates had a £43m positive impact on operating profit. On a constant currency basis, operating profit was down £28m (down 1%).

This included a positive year-on-year timing movement of £135m:

Six months ended 30 September Over/(under)-recovery
(£m) – constant currency	2016	2015	% change
Balance at start of the period (restated)	36*	23	57

In-year over/(under)-recovery	101	(34)
Balance at end of period	137	(11)

Operating profit	1,851	1,879	(1)
Adjust for timing differences	(101)	34
Operating profit excluding timing	1,750	1,913	(9)
*restated to reflect finalisation of UK and US timing balances

Operating profit excluding timing decreased by £163m (down 9%) on a constant currency basis.

Operating profit from regulated activities decreased by £27m on a constant currency basis, excluding the impact of timing. Net regulated income increased by £98m, due to US revenue growth from existing rate plans and gas customer growth and increases in UK regulated revenues. Regulated controllable costs increased by £52m while post-retirement costs decreased by £1m and bad debts decreased by £6m. Depreciation and amortisation increased by £30m and other costs by £50m.

The Group’s Other activities contributed £136m less to operating profit this year on a constant currency basis. This was led by decreased revenues in the French Interconnector business, as it returns to more normal levels of profitability this year compared to the strong profits in the prior year, and the non-recurrence of a prior year £53m gain (at constant currency) on the exchange of National Grid’s share of the Iroquois pipeline joint venture for shares in Dominion Midstream Partners, LP.

Interest

Net finance costs at £523m, were £30m higher than the same period in 2015/16 at actual exchange rates and £4m lower than 2015/16 at constant currency with the benefit of one off insurance gains and lower pension interest offset by higher accretions on index linked borrowings and the impact of increased debt levels.

The effective interest rate on Treasury managed debt for the period was 3.9% compared with 3.7% in the first six months of 2015/16.

Profit before tax and taxation

The Group’s share of post-tax results from joint ventures and associates at £31m, was up £3m from the same period in 2015/16, reflecting an increased contribution from the BritNed interconnector.

Profit before tax was down 1% at actual exchange rates to £1,359m. Excluding the impact of timing, profit before tax was down 10% to £1,258m.

The tax on profits was £295m, £7m lower than the same period last year, reflecting a lower level of profit before tax. The reported effective tax rate decreased to 21.7% compared to 22.0% in the previous year reflecting a lower proportion of US profit before tax.

National Grid	2016/17 Half Year Results Statement

Other earnings metrics, EPS, exceptional and statutory earnings

Earnings attributable to non-controlling interests (minority interests) were £2m, in line with the same period last year.

As a result, earnings attributable to equity shareholders were £1,062m, down £5m compared with the same period in 2015/16. Adjusted Earnings per share remained constant at 28.2p (prior year result restated for the impact of shares issued under the scrip dividend programme).

Excluding the impact of timing, earnings attributable to equity shareholders were £980m, down £85m compared with the same period in 2015/16, and earnings per share decreased by 8% year-on-year to 26.0p.

Exceptional items and remeasurements reduced statutory earnings by £558m after tax. A detailed breakdown of these items can be found on page 34. After these items and non-controlling interests, statutory earnings attributable to equity shareholders were £504m.

Statutory basic earnings per share were 13.4p compared with 27.7p (restated) for the same period in the prior year. The decrease (compared to the consistent level of adjusted EPS) included a large exceptional item relating to debt redemption costs recognised in the first half of 2016/17.

Cash flow

Cash generated from operations, before exceptional items, remeasurements and taxation was £2,324m, £357m lower than 2015/16, principally reflecting the collection of lower receivables balances in the current period due to the recent relatively mild winter experienced in the US.

Funding and net debt

Net debt as at 30 September 2016 was £29.2bn, £3.9bn higher than at 31 March 2016 (£25.3bn) largely reflecting the impact of weaker sterling. A rate of $1.44/£1 at 31 March 2016 moving to a rate of $1.30/£1 at 30 September 2016 increased debt by approximately £1.8bn, with further increase in debt from buy back activity of £0.7bn.

Pensions and other post – retirement obligations

The IAS 19 net pension position at 30 September 2016 was a deficit of £3.6bn compared with £2.6bn at 31 March 2016. The increase reflects the fall in the discount rate used to value the liabilities which fell by 1.1% to 2.2% in the UK, and reduced from 4.3% to 3.9% in the US. This was partly offset by asset growth.

This contrasts with the deficit as measured on an actuarial basis which has remained relatively stable since 31 March 2016. The discount rate used for the trustee funding basis moves in line with changes to gilt yields, whereas the discount rate used for the IAS 19 disclosures reflects corporate bond yields. Investment strategies and hedging measures are designed to offset the impact of falling gilt yields (rather than movements in corporate bond yields).

National Grid	2016/17 Half Year Results Statement

BUSINESS REVIEW

Six months ended 30 September

(£m, at actual exchange rate)	Adjusted Operating profit		Capital Investment
	2016	2015	2016	2015
UK Electricity Transmission	697	610	586	514
UK Gas Transmission	159	159	116	91
UK Gas Distribution	403	428	268	286
US Regulated	435	351	1,039	901**
Other activities*	157	288	141	127**
Total Group	1,851	1,836	2,150	1,919

* Other activities capital investment includes investment in joint ventures, excluding £5m and £55m equity contribution to St William property joint venture for 2016 and 2015, respectively

** 2015 capital investment adjusted for reclassification between US Regulated and Other activities (£32m)

UK ELECTRICITY TRANSMISSION

Operating profit in UK Electricity Transmission was £697m, up £87m for the first six months of the year compared to the same period in the prior year, including favourable timing movements of £54m. Excluding the impact of timing, operating profit was £33m higher reflecting increased net revenues due to RPI and higher base allowances. Controllable costs were lower, which was partially offset by higher depreciation reflecting the high levels of capital investment.

Capital investment of £586m was, £72m higher than the prior period. This reflects increased spending on non-load related investments including circuit breaker projects, overhead lines, transformers and IS projects to ensure the business meets its RIIO outputs.

Overall investment in the year reflected £334m of non-load related investment whilst load related investment was £252m.

The UK Electricity Transmission business expects to deliver its regulatory outputs for the year for a level of totex below the associated regulatory allowance. This mainly reflects continued delivery of efficiencies in the capital programme and non-load related maintenance activities. For example, for transformer replacement activity the business has challenged industry standard practices, changed its engineering design and revised its procurement approaches to deliver important savings for customers. Following a very strong performance in 2015/16, totex incentive performance is expected to be slightly lower this year. Totex for the first half of the year was approximately £720m compared to around £650m in the first half of 2015/16.

On 23 August 2016, Ofgem announced that it would allow National Grid to directly recover approximately half of the additional costs of procuring Black Start capability with Drax and Fiddler’s Ferry. The remainder of the cost increase will be included within the Balancing Services Incentive Scheme (BSIS), where National Grid retains 30% of the benefit of cost savings up to a cap of £30m a year. Under these arrangements, National Grid’s ‘share’ of the additional Black Start costs would be limited to £18m, which would be set against any outperformance in the current year, up to the level of the cap. Performance in BSIS in the first six months has been strong and the business remains on track to deliver incentive performance at least in line with the prior year.

On 18 August 2016, Ofgem announced its “minded to” position for the MPR for the RIIO-T1 price control. As expected, the scope of this MPR was narrow with no change to key financial parameters of the framework. The areas covered by the MPR related to specific outputs with eight year allowances in UK Electricity Transmission. Ofgem proposed that allowances should be adjusted to reflect that some specific outputs that are no longer required. This results in a reduction of £38m in UK Electricity

National Grid	2016/17 Half Year Results Statement

Transmission totex allowances. Ofgem also proposed to approve £21m of National Grid’s request related to enhanced electricity system operator outputs. These changes are expected to take effect from April 2018.

National Grid welcomes Ofgem’s continued commitment to the clarity and certainty offered by the eight-year RIIO framework, which has started to deliver important benefits for customers.

In its role as electricity system operator, the business published the Winter Outlook on 14 October 2016. This document indicates a generation margin of 6.6% for the winter 2016/17 to meet the security of supply standard. This includes 3.5 GW of contingency balancing reserve services, in the form of supplemental balancing reserve (SBR), approximately 1 GW more than for winter 2015/16. Demand side balancing reserve (DSBR) was not procured for winter 2016/17.

This winter, Electricity Margin Notices (EMN) will replace Notifications of Inadequate System Margin (NISM). An EMN is designed to inform the market that the electricity system operator would like the expected margin between forecast demand and available supply to be greater. It is a signal for the market to take action, either by increasing generation or by reducing demand.

UK GAS TRANSMISSION

Operating profit in UK Gas Transmission for the first six months of the year was in line with the same period last year. Excluding the impact of timing, operating profit was up £7m, with higher net revenues reflecting RPI, MOD adjustments and higher base allowances. Overall, costs were slightly lower.

Capital investment of £116m was £25m higher than the prior period, driven by an increase in asset health spend to deliver RIIO Network Output Measures and with the Feeder 9 project, a pipeline replacement under the Humber estuary, moving into construction phase.

The UK Gas Transmission business expects to deliver its regulatory outputs at a level of totex above the associated regulatory allowance for this year. As a result, the business expects totex incentive performance to adversely affect achieved returns for the year as a whole. Totex for the first half of the year was approximately £180m compared to around £150m in the first half of 2015/16.

For the full year the business expects to deliver a good incentive performance, close to the level achieved in the prior year, while legacy incentives continue to reduce in line with the agreed profile.

On 18 August 2016, Ofgem announced its “minded to” position for the Mid-Period Review (MPR) for the RIIO-T1 price control. As expected, the scope of this MPR was narrow with no change to key financial parameters of the framework. The areas covered by the MPR related to specific outputs with eight year allowances in UK Gas Transmission. Ofgem proposed that allowances are adjusted for specific outputs that are no longer required (specifically, two pipeline projects in the South West that were anticipated at the start of RIIO) resulting in a reduction of £169m of totex allowances. These changes are expected to take effect from April 2018.

In the Winter Outlook published on 14 October 2016, National Grid confirmed that it expects there to be sufficient gas supplies available to meet demand for winter 2016/17 from a wide range of supply sources.

UK GAS DISTRIBUTION

Operating profit in UK Gas Distribution at £403m was down £25m for the first six months of the year, compared to the first six months of the prior year, including adverse timing of £19m. Excluding timing, operating profit was £6m lower reflecting increased depreciation, flat controllable and other costs, partially offset by higher net revenues.

National Grid	2016/17 Half Year Results Statement

Capital investment was £268m, £18m lower than the comparable prior period, reflecting lower workload.

The UK Gas Distribution business expects to deliver its regulatory outputs for the year for a level of totex below the associated regulatory allowance. This reflects continued delivery of efficiencies in the repex programme. Following a very strong performance in 2015/16, the business expects to deliver a similarly strong level of totex incentive performance for this year as a whole. Totex for the first half of the year was approximately £450m compared to £480m in the first half of 2015/16.

For the full year the business expects to deliver a good outturn under annual revenue incentive schemes, with a slight increase over the previous year.

On 12 May 2016, Ofgem confirmed that they would not undertake a mid-period review for UK Gas Distribution.

National Grid	2016/17 Half Year Results Statement

US REGULATED OPERATIONS

Operating profit in the US Regulated business was £435m, up £46m for the first six months of the year, on a constant currency basis, including favourable timing of £107m. Excluding timing, operating profit was £61m lower mainly reflecting the write off of prior years’ capital costs and higher health care costs, operating taxes and increased vegetation management expenditure. This was partially offset by higher net revenues due to the benefit of capital trackers and increased customer contributions.

Capital investment was £1,039m, £39m higher than the comparable prior period on a constant currency basis. This increased expenditure was driven by higher leak prone pipe replacement and gas growth spend in the Massachusetts business and higher spend on the Block Island Transmission System and South Street Station upgrade projects in the FERC jurisdiction. This sustained level of increased investment was a key feature of the updated regulatory filings in Massachusetts Electric and the downstate New York gas businesses KEDNY and KEDLI. Moving forward, capital investment is expected to continue to feature prominently in the new rate filings the Group plans to make in 2017 and will support strong levels of growth in the rate base.

Return on equity in the US Regulated business for this fiscal year is expected to be around 8%, ahead of the full benefit of new rate revisions, which came into effect in October 2016 in Massachusetts and are expected in January 2017 in New York. National Grid expects that these new rates will enable the US business to improve its returns in the future.

US JURISDICTION UPDATE

New York

The New York Jurisdiction consists of Niagara Mohawk, an electricity and gas distribution company in upstate New York and KEDNY and KEDLI, gas distribution companies in downstate New York.

KEDNY and KEDLI are currently operating under a rate case that was agreed in 2008. Since that time, the companies have made two successful interim filings that increased the level of allowed capital investment, providing strong growth and allowing National Grid to make critical investments on behalf of customers. The current capital plan expires in January 2017. Last year, KEDNY and KEDLI earned 7.1% and 7.3% return on equity, respectively.

In September 2016, National Grid filed a Joint Proposal for the KEDNY and KEDLI utilities requesting updated rates beginning in January 2017. The proposal, developed jointly with the New York Public Service Commission Staff, is subject to a final Commission decision which is expected in December 2016 or January 2017.

The proposal is a three year plan that includes a 9% allowed return on equity on a 48%/52% equity and debt structure as well as opportunities to earn incremental revenue through additional performance incentives. It also includes US GAAP revenue increases for KEDNY and KEDLI of $272m/$112m in year one, $41m/$20m in year two and $49m/$27m in year three, respectively collectively increasing annual revenues by over $500m by year three. This includes over 85% of the requested increase in operating cost. Customer bill increases, which are more closely aligned with IFRS revenue reporting, would be more gradual. Importantly, the proposal also includes capital investment allowances totalling $3bn for the two utilities over three years, allowing for 585 miles of leak prone pipe replacement, a step up on recent levels.

As a result of the Joint Proposal, National Grid is expecting to proceed with four gas projects under the state’s Reforming the Energy Vision (REV) programme, each project will test a new solution to improve the operation of the network for the benefit of customers

Niagara Mohawk is currently operating on a rate plan that began in April 2013 and allowed for revenue increases through March 2016. For calendar year 2015, Niagara Mohawk Gas earned an 8.4% return on equity and Niagara Mohawk Electric earned an 8.1% return on equity.

National Grid	2016/17 Half Year Results Statement

In May, National Grid received an order approving its capital investment petition for $1.3bn across the electricity and gas business over two years. The petition was funded through the use of deferred credits to provide incremental US GAAP revenues to National Grid with no bill impact to customers. National Grid plans to file full rate cases for Niagara Mohawk in 2017.

National Grid continues to implement its four electricity projects under the state’s REV programme within the Niagara Mohawk service territory and all projects are on track.

Investment in the New York companies decreased compared to the first half of 2015/16, with investments being made within the regulated allowances. Within this, KEDNY is nearing completion of the Northern Queens Reinforcement Gas Pipeline, an investment of approximately $150m that will install over six miles of transmission main and 2,000 feet of distribution main. The project is expected to help meet existing load and accommodate growth in the area. It will also complete New York City’s Clean Heat oil to gas conversions programme.

The New York Jurisdiction is on track to invest at a similar to level to 2015/16.

Massachusetts

The Massachusetts Jurisdiction consists of the Massachusetts Electric business (including Nantucket electric) and the Massachusetts Gas business (including Boston Gas and Colonial Gas).

Massachusetts Gas is currently operating under rates that became effective November 2010. In 2015, National Grid agreed a gas capital plan of up to $219m, allowing the business to earn a return on an increased level of investment in leak prone pipe. In calendar year 2015 the company earned a return on equity of 8.4%. National Grid plans to file a full rate case for Massachusetts Gas in 2017.

For the first half of FY2016, Massachusetts Electric was operating under rates that became effective in 2010, based on a 2008 historic test year. Inflation and investment above allowed levels put significant pressure on returns with the company earning 3.4% last year.

In September 2016, National Grid received a final rate order for Massachusetts Electric that established new rates effective 1 October 2016. As Massachusetts uses historic test years the rate plan is not for a fixed term but rather resets rates moving forward. The order includes a 9.9% allowed return on equity on a 51%/49% equity and debt structure. It also includes a rate year revenue increase of $101m including 92% of the initial operating expenditure increase requested. Importantly, the proposal also includes a step up of capital investment of up to $249m.

Investment in the Massachusetts companies has increased compared to the first half of 2015/16. The majority of the capital investment being made in Massachusetts is within the gas businesses, primarily driven by the Gas System Enhancement Programme which allows for the replacement of ageing infrastructure on a 20-year cycle.

On the electric side, National Grid has filed for a two-year extension of its smart grid pilot in Worcester to allow the company to test grid modernisation applications on a small scale and allow customers to benefit from the programme.

To help meet the Commonwealth of Massachusetts’ clean energy goals of attaining 20 percent of the state’s electricity through renewables by 2020, National Grid is developing solar generation through multiple phases. Phase 1 consisted of 5MW across 5 sites and was completed in 2011. Phase 2, which is underway, will add 16 MW and is scheduled to be completed in 2016. National Grid has proposed a third programme to add a further 14 MW of capacity. If approved, the company plans to locate and build the solar arrays during 2017.

The Massachusetts Jurisdiction expects to invest at an increased level this year compared to 2015/16.

National Grid	2016/17 Half Year Results Statement

Rhode Island

The Rhode Island Jurisdiction consists of a Rhode Island Electric business and a Rhode Island Gas business that cover the majority of the state.

Both the gas and electric business are operating under one-year rate plans that became effective in February 2013. These include Infrastructure Safety and Reliability (ISR) capital trackers that allow National Grid to agree a level of investment for the coming year and recover the full costs associated with investment in year. In calendar year 2015 the company earned a return on equity of 10.2% in Rhode Island. National Grid is currently considering filing a full rate case in Rhode Island in late 2017 or early 2018.

Investment in the Rhode Island companies is at a similar level to the first half of 2015/16. The investment programme to replace ageing gas pipe and maintain safe and reliable electric service is on track.

The Rhode Island Jurisdiction expects to invest at a similar level to 2015/16 this year.

FERC

The FERC Jurisdiction consists of the Long Island Generation business, the Canadian Interconnector, New England Power, and Narragansett Electric (Transmission).

Long Island Generation and the Canadian Interconnector are contracted investments, meaning that they earn revenues from long term contracts with customers. The contracts are regulated by FERC and allow for an agreed return on equity. New England Power and Narragansett Electric (Transmission) use formula rates that allow for the businesses to earn returns on incremental investments almost immediately. In calendar year 2015, the FERC Jurisdiction outperformed its regulatory allowance achieving 11.4% return on equity.

Investment in the FERC companies for the first six months of the year is up from the half year 2015/16. The FERC Jurisdiction recently completed the Block Island transmission system, connecting the United States’ first offshore wind farm. Capital investment in 2016/17 is expected to increase slightly compared to last year.

The FERC Jurisdiction is an additional source of growth opportunity for the business and National Grid believes it has developed a strong pipeline of new potential projects.

National Grid	2016/17 Half Year Results Statement

OTHER ACTIVITIES

Six months ended 30 September	Adjusted Operating profit		Capital Investment
(£m)	2016	2015	2016	2015
Metering	86	84	16	20
Grain LNG	35	39	2	11
French Interconnector	35	81	5	2
Property	44	61	5	-
UK corporate and other activities	(31)	(21)	38	20
Sub-total UK	169	244	66	53
US corporate and other activities	(12)	44	34	44
Total	157	288	100	97

Operating profit in Other activities was £157m for the first six months of the year. As expected, this was down £131m on the same period in the prior year, reflecting the non-recurrence of the prior year Iroquois gain and the return to more normal levels of profitability for the 2GW capacity IFA.

The reduced levels of profitability of IFA reflect the very high power price differential between France and the UK experienced in the first half of 2015/16 which increased the revenue generated from the auctions of the interconnector’s capacity during this period.

In April 2016, National Grid reached an agreement with Ofgem to progressively share a proportion of its IFA profits, net of capital expenditure, with UK customers. This reflects the fact that the business has now fully recovered the cost of building the interconnector. The agreement also allows National Grid to make further investment so IFA can continue to play its important role.

As expected, the Property business delivered a reduced operating profit for the first six months, reflecting the phasing of property disposals (Tottenham and Northfleet) in the prior year which were weighted to the first half of the year. In August, National Grid’s Property business completed the first sale of a site, at Battersea, to the St William joint venture.

Other costs, including business development costs and UK and US corporate costs were up compared to the same period in 2015/16 primarily due to the non-recurrence of the gain on the exchange of National Grid’s interest in the Iroquois Pipeline for shares in Dominion Midstream Partners, LP that occurred in the first half of the prior period and an increase in business development spend on new interconnectors.

National Grid	2016/17 Half Year Results Statement

JOINT VENTURES AND ASSOCIATES

Six months ended 30 September

Share of post-tax results by principal activities (£m)	2016	2015	% change
BritNed	28	23	22

Millennium	6	5	20

Other	(3)	0	-
Share of post-tax results of joint ventures and associates	31	28	11

Capital investment*	41	30	37

* capital investment excludes £5m and £55m equity contribution to St William property joint venture for 2016 and 2015, respectively

Joint ventures and associates in the Group consist principally of interests in an electricity transmission interconnector, gas pipeline and St William. At the start of the year these included a 50% interest in the 1GW BritNed electricity interconnector between the Netherlands and England, and a 26% interest in the Millennium natural gas pipeline in New York State.

National Grid’s share of post-tax results of joint ventures for the first six months of the year was £31m, an increase of £3m compared with the same period last year. This reflected an increase in the contribution from the BritNed Interconnector.

National Grid	2016/17 Half Year Results Statement

APPENDIX: BASIS OF PRESENTATION, DEFINITIONS AND METRIC CALCULATIONS

BASIS OF PRESENTATION

Adjusted and Statutory Results

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates. Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends (refer to note 6 on page 36).

In considering the financial performance of our businesses and segments, we analyse each of our primary financial measures of operating profit, profit before tax, profit for the year attributable to equity shareholders and EPS into two components. The first of these components is referred to as an adjusted profit measure, also known as a business performance measure. This is the principal measure used by management to assess the performance of the underlying business. Adjusted results exclude exceptional items and remeasurements. These items are reported collectively as the second component of the financial measures. Note 3 on page 34 explains in detail the items which are excluded from our adjusted profit measures.

Adjusted profit measures have limitations in their usefulness compared with the comparable total profit measures as they exclude important elements of our financial performance. However, we believe that by presenting our financial performance in two components it is easier to read and interpret financial performance between periods, as adjusted profit measures are more comparable having removed the distorting effect of the excluded items. Those items are more clearly understood if separately identified and analysed.

DEFINITIONS

Annual asset growth

‘Annual asset growth’ measures the increase in ‘total regulatory value and other investments’, defined below.

Capital investment

‘Capital investment’ or ‘investment’ refer to additions to plant, property and equipment and intangible assets, and equity contributions to joint ventures, other than the St William joint venture during the period. St William is excluded based on the nature of this joint venture arrangement.

Constant currency

‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the six months ended 30 September 2016, which was $1.39 to £1.00. The average rate for the six months ended 30 September 2015, was $1.54 to £1.00. Assets and liabilities as at 30 September 2015 have been retranslated at the closing rate at 30 September 2016 of $1.30 to £1.00. The closing rate for the balance sheet date 30 September 2015 was $1.51 to £1.00.

Earnings per share

Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends.

Load related spend

‘Load related spend’ is capital expenditure that relates to the installation of new assets to accommodate changes in the level or pattern of energy supply and demand.

Net revenue

‘Net revenue’ is revenue less pass-through costs, such as payments to other UK network owners, system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

Non-load related spend

‘Non-load related spend’ is capital expenditure that relates to the replacement or refurbishment of assets which are either at the end of their useful life due to their age or condition, or need to be replaced on safety or environmental grounds.

National Grid	2016/17 Half Year Results Statement

Return on equity

‘Return on equity’ or ‘returns’ is a performance metric measuring returns from the investment of shareholders’ funds. It is a financial ratio of a measure of earnings divided by an equity base.

Timing

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If a company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under recoveries”. In addition, a number of costs in both the UK and the US are pass-through costs (including substantial commodity and energy efficiency costs in the US), and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences also include an estimation of the difference between revenues earned under revenue incentive mechanisms and any associated revenues collected. UK timing balances and movements exclude any adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism.

Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

Total regulatory value and other investments

The sum of: the regulatory asset value of the UK regulated businesses determined under the methodology set out in Ofgem’s Price Control Financial Model; the rate bases applicable to each US regulated entity calculated according to the methodology used by each respective utility regulator; the value of assets held by the Group’s other activities; together with investments in joint ventures and associates. Other activities primarily relate to non-network businesses and other commercial operations including: UK gas metering activities; the Great Britain-France Interconnector; UK property management; and a UK LNG import terminal.

Totex

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed “totex”. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

National Grid	2016/17 Half Year Results Statement

PROVISIONAL FINANCIAL TIMETABLE

22 November 2016	ADR’s go ex-dividend

24 November 2016	Ordinary shares go ex-dividend

25 November 2016	Record date for 2016/17 interim dividend

1 December 2016	Scrip reference price announced

9 December 2016	Scrip election date for 2016/17 interim dividend

11 January 2017	2016/17 interim dividend paid to qualifying shareholders

18 May 2017	2016/17 preliminary results

31 May 2017	ADR’s go ex-dividend

1 June 2017	Ordinary shares go ex-dividend

2 June 2017	Record date for 2016/17 final dividend

8 June 2017	Scrip reference price announced

31 July 2017	Annual General Meeting, ICC, Birmingham

16 August 2017	2016/17 final dividend paid to qualifying shareholders

National Grid	2016/17 Half Year Results Statement

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with the Company’s potential sale of a majority stake in its gas distribution business and with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 183 to 186 of National Grid plc’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid	2016/17 Half Year Results Statement

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement

for the six months ended 30 September		2016	2015
	Notes	£m	£m

Revenue	2(a)	7,203	6,854
Operating costs		(5,413)	(5,005)
Operating profit
Before exceptional items and remeasurements	2(b)	1,851	1,836
Exceptional items and remeasurements	3	(61)	13
Total operating profit	2(b)	1,790	1,849

Finance income	4	39	6

Finance costs
Before exceptional items and remeasurements	4	(562)	(499)
Exceptional items and remeasurements	3,4	(813)	(36)
Total finance costs	4	(1,375)	(535)

Share of post-tax results of joint ventures and associates		31	28

Profit before tax
Before exceptional items and remeasurements	2(b)	1,359	1,371
Exceptional items and remeasurements	3	(874)	(23)
Total profit before tax	2(b)	485	1,348

Tax
Before exceptional items and remeasurements	5	(295)	(302)
Exceptional items and remeasurements	3	316	3
Total tax		21	(299)

Profit after tax
Before exceptional items and remeasurements		1,064	1,069
Exceptional items and remeasurements	3	(558)	(20)

Profit for the period		506	1,049

Attributable to:
Equity shareholders of the parent		504	1,047
Non-controlling interests		2	2

		506	1,049

Earnings per share[1]
Basic	6(a)	13.4p	27.7p
Diluted	6(b)	13.3p	27.6p
Adjusted basic[2]	6(a)	28.2p	28.2p
Adjusted diluted[2]	6(b)	28.1p	28.1p

1.	Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.
2.	Before exceptional items and remeasurements.

National Grid	2016/17 Half Year Results Statement

Consolidated statement of comprehensive income

for the six months ended 30 September	2016 £m	2015 £m

Profit for the period	506	1,049

Other comprehensive (loss)/income:
Items that will never be reclassified to profit or loss
Remeasurements – net retirement benefit obligations	(1,050)	481
Tax on items that will never be reclassified to profit or loss	207	(128)

Total items that will never be reclassified to profit or loss	(843)	353

Items that will or may be reclassified subsequently to profit or loss
Exchange adjustments	243	(28)
Net losses on cash flow hedges	(3)	(3)
Transferred to profit or loss on cash flow hedges	3	20
Net gains/(losses) on available-for-sale investments	9	(21)
Tax on items that may be reclassified subsequently to profit or loss	1	(2)

Total items that will or may be reclassified subsequently to profit or loss	253	(34)

Other comprehensive (loss)/income for the period, net of tax	(590)	319

Total comprehensive (loss)/income for the period	(84)	1,368

Total comprehensive (loss)/income attributable to:
Equity shareholders of the parent	(87)	1,366
Non-controlling interests	3	2

	(84)	1,368

National Grid	2016/17 Half Year Results Statement

Consolidated statement of changes in equity

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
Changes in equity for the period:

At 1 April 2016		447	1,326	16,305	(4,523)	13,555	10	13,565
Profit for the period		-	-	504	-	504	2	506
Total other comprehensive (loss)/income for the period		-	-	(843)	252	(591)	1	(590)
Total comprehensive (loss)/income for the period		-	-	(339)	252	(87)	3	(84)
Equity dividends	7	-	-	(923)	-	(923)	-	(923)
Scrip dividend related share issue		2	(2)	-	-	-	-	-
Issue of treasury shares		-	-	17	-	17	-	17
Purchase of treasury shares		-	-	(12)	-	(12)	-	(12)
Purchase of own shares		-	-	(6)	-	(6)	-	(6)
Share-based payment		-	-	13	-	13	-	13

At 30 September 2016		449	1,324	15,055	(4,271)	12,557	13	12,570

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
Changes in equity for the period:

At 1 April 2015		443	1,331	14,870	(4,682)	11,962	12	11,974
Profit for the period		-	-	1,047	-	1,047	2	1,049
Total other comprehensive income/(loss) for the period		-	-	353	(34)	319	-	319
Total comprehensive income/(loss) for the period		-	-	1,400	(34)	1,366	2	1,368
Equity dividends	7	-	-	(805)	-	(805)	-	(805)
Scrip dividend related share issue		3	(3)	-	-	-	-	-
Issue of treasury shares		-	-	15	-	15	-	15
Purchase of treasury shares		-	-	(245)	-	(245)	-	(245)
Purchase of own shares		-	-	(6)	-	(6)	-	(6)
Other movements in non-controlling interests		-	-	1	-	1	(5)	(4)
Share-based payment		-	-	12	-	12	-	12

At 30 September 2015		446	1,328	15,242	(4,716)	12,300	9	12,309

National Grid	2016/17 Half Year Results Statement

Consolidated statement of financial position

		30 September 2016	31 March 2016
	Notes	£m	£m

Non-current assets
Goodwill		5,885	5,315
Other intangible assets	2	932	887
Property, plant and equipment	2	46,511	43,364
Other non-current assets		140	82
Pension assets	11	171	410
Financial and other investments		522	482
Investments in joint ventures and associates		461	397
Derivative financial assets	8	1,884	1,685

Total non-current assets		56,506	52,622

Current assets
Inventories and current intangible assets		446	437
Trade and other receivables		2,339	2,472
Financial and other investments	10	3,255	2,998
Derivative financial assets	8	218	278
Cash and cash equivalents	10	162	127

Total current assets		6,420	6,312

Total assets		62,926	58,934

Current liabilities
Borrowings	10	(4,149)	(3,611)
Derivative financial liabilities	8	(925)	(337)
Trade and other payables		(3,135)	(3,285)
Current tax liabilities		(137)	(252)
Provisions		(218)	(236)

Total current liabilities		(8,564)	(7,721)

Non-current liabilities
Borrowings	10	(28,079)	(24,733)
Derivative financial liabilities	8	(1,588)	(1,732)
Other non-current liabilities		(2,202)	(2,071)
Deferred tax liabilities		(4,606)	(4,634)
Pensions and other post-retirement benefit obligations	11	(3,733)	(2,995)
Provisions		(1,584)	(1,483)

Total non-current liabilities		(41,792)	(37,648)

Total liabilities		(50,356)	(45,369)

Net assets		12,570	13,565

Equity
Share capital		449	447
Share premium account		1,324	1,326
Retained earnings		15,055	16,305
Other equity reserves		(4,271)	(4,523)

Shareholders’ equity		12,557	13,555
Non-controlling interests		13	10

Total equity		12,570	13,565

National Grid	2016/17 Half Year Results Statement

Consolidated cash flow statement for the six months ended 30 September		2016	2015
	Notes	£m	£m

Cash flows from operating activities
Total operating profit	2(b)	1,790	1,849
Adjustments for:
Exceptional items and remeasurements	3	61	(13)
Depreciation, amortisation and impairment		865	796
Share-based payment charge		13	12
Gain on exchange of associate for available-for-sale investment		-	(49)
Changes in working capital		54	370
Changes in provisions		(67)	(40)
Changes in pensions and other post-retirement benefit obligations		(392)	(244)
Cash flows relating to exceptional items		(72)	(23)

Cash generated from operations		2,252	2,658
Tax paid		(164)	(135)

Net cash inflow from operating activities		2,088	2,523

Cash flows from investing activities
Acquisition of investments		(49)	(78)
Purchases of intangible assets		(82)	(114)
Purchases of property, plant and equipment		(1,855)	(1,748)
Disposals of property, plant and equipment		2	1
Dividends received from joint ventures		49	35
Interest received		12	7
Net movements in short-term financial investments		(137)	546

Net cash flow used in investing activities		(2,060)	(1,351)

Cash flows from financing activities
Proceeds from issue of treasury shares		17	15
Purchase of treasury shares		(12)	(245)
Purchase of own shares		(6)	(6)
Proceeds received from loans		4,833	1,200
Repayment of loans		(2,757)	(582)
Net movements in short-term borrowings and derivatives		264	(366)
Interest paid		(490)	(391)
Exceptional finance cash flows on the redemption of debt		(930)	-
Dividends paid to shareholders		(923)	(805)

Net cash flow used in financing activities		(4)	(1,180)

Net increase/(decrease) in cash and cash equivalents		24	(8)
Exchange movements		14	(2)
Net cash and cash equivalents at start of period		124	116

Net cash and cash equivalents at end of period[1]	10	162	106

1.	Net of bank overdrafts of £nil (2015: £9m).

National Grid	2016/17 Half Year Results Statement

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2016 and has been prepared under IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU); and the Disclosure and Transparency Rules of the Financial Conduct Authority. The half year financial information is unaudited but has been reviewed by the auditors and their report is attached to this document.

The half year financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2016, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the EU, and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2017 and is consistent with those applied in the preparation of the accounts for the year ended 31 March 2016.

There are no new standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), that have had a material impact on the Group’s results.

In preparing this half year financial information, the areas of judgement made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 March 2016.

Having made enquiries and reassessed the principal risks, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business, and that it is therefore appropriate to adopt the going concern basis in preparing the half year financial information.

National Grid	2016/17 Half Year Results Statement

2. Segmental analysis

We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board is National Grid’s chief operating decision-making body (as defined by IFRS 8 ‘Operating Segments’) and assesses the performance of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 3).

The following table describes the main activities for each operating segment:

UK Electricity Transmission	High voltage electricity transmission networks in Great Britain.
UK Gas Transmission	The gas transmission network in Great Britain and UK liquefied natural gas (LNG) storage activities.
UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK gas metering activities; the Great Britain-France Interconnector; UK property management; a UK LNG import terminal (National Grid Grain LNG Limited); US LNG operations; US unregulated transmission pipelines; together with corporate activities.

Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

The US Regulated segment typically experiences seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year. These seasonal fluctuations have a consequential impact on the working capital balances in the consolidated statement of financial position at 30 September 2016 when compared to 31 March 2016.

(a)  Revenue

Six months ended 30 September	2016 £m	2015 £m

Operating segments
UK Electricity Transmission	2,129	1,963
UK Gas Transmission	422	435
UK Gas Distribution	929	952
US Regulated	3,431	3,133
Other activities	385	478
Sales between segments	(93)	(107)

	7,203	6,854

Geographical areas
UK	3,751	3,695
US	3,452	3,159

	7,203	6,854

National Grid	2016/17 Half Year Results Statement

2. Segmental analysis continued

(b)  Operating profit

	Before exceptional items and remeasurements		After exceptional items and remeasurements
Six months ended 30 September	2016 £m	2015 £m	2016 £m	2015 £m
Operating segments
UK Electricity Transmission	697	610	697	610
UK Gas Transmission	159	159	159	159
UK Gas Distribution	403	428	313	428
US Regulated	435	351	464	364
Other activities	157	288	157	288

	1,851	1,836	1,790	1,849
Geographical areas
UK	1,428	1,441	1,338	1,441
US	423	395	452	408

	1,851	1,836	1,790	1,849
Reconciliation to profit before tax:
Operating profit	1,851	1,836	1,790	1,849
Finance income	39	6	39	6
Finance costs	(562)	(499)	(1,375)	(535)
Share of post-tax results of joint ventures and associates	31	28	31	28

Profit before tax	1,359	1,371	485	1,348

(c) Capital expenditure

	Net book value[1]		Capital expenditure[2]		Depreciation and amortisation[3]
	30 September 2016 £m	31 March 2016 £m	30 September 2016 £m	30 September 2015 £m	30 September 2016 £m	30 September 2015 £m
Operating segments
UK Electricity Transmission	12,295	11,907	586	514	(213)	(199)
UK Gas Transmission	4,168	4,140	116	91	(88)	(90)
UK Gas Distribution	8,488	8,378	268	286	(157)	(147)
US Regulated	20,072	17,490	1,039	901	(295)	(259)
Other activities	2,420	2,336	100	97	(112)	(101)

	47,443	44,251	2,109	1,889	(865)	(796)
Geographical areas
UK	26,407	25,914	1,036	944	(532)	(511)
US	21,036	18,337	1,073	945	(333)	(285)

	47,443	44,251	2,109	1,889	(865)	(796)
By asset type
Property, plant and equipment	46,511	43,364	2,027	1,775	(782)	(729)
Non-current intangible assets	932	887	82	114	(83)	(67)

	47,443	44,251	2,109	1,889	(865)	(796)

1.	Represents position at 30 September 2016 and 31 March 2016 respectively.
2.	Represents additions to plant, property and equipment, and non-current intangibles, in the six months ended 30 September 2016 and 30 September 2015 respectively.
3.	Represents the amounts recorded in the six months ended 30 September 2016 and 30 September 2015 respectively.

National Grid	2016/17 Half Year Results Statement

3. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement (which can vary significantly from one period to the next) arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. These fair values increase or decrease because of changes in commodity and financial indices and prices over which we have no control.

Six months ended 30 September	2016 £m	2015 £m

Included within operating profit:

Exceptional items – transaction costs[1]	(90)	-

Remeasurements – commodity contracts[2]	29	13
	(61)	13
Included within finance costs:

Exceptional items:
Debt redemption costs[3]	(718)	-
Remeasurements:
Net losses on derivative financial instruments[2]	(95)	(36)
	(813)	(36)

Total included within profit before tax	(874)	(23)

Included within tax: Deferred tax credit arising on the reduction in the UK corporation tax rate[4]	151	-
Tax on exceptional items	148	-
Tax on remeasurements	17	3

	316	3

Total exceptional items and remeasurements after tax	(558)	(20)

Analysis of exceptional items and remeasurements after tax:
Exceptional items after tax	(509)	-
Remeasurements after tax	(49)	(20)

Total	(558)	(20)

1.	In November 2015, the Group announced that it was considering disposing of a majority stake in its UK Gas Distribution business. In the six months ended 30 September 2016, costs of £90m (2015: £nil) were recognised in respect of this potential transaction. These predominantly related to sale preparation costs including the direct costs of performing vendor due diligence and otherwise supporting the process, financial advisers’ fees and other transaction-related expenses.

2.	Remeasurements
i.	Commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

ii.	Net losses on derivative financial instruments comprise losses arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt.

3.	In preparation for the sale of the UK Gas Distribution business, the Group completed a public bond tender in September 2016 to restructure its financing portfolio. The Group re-purchased external fixed rate and RPI linked debt with a carrying value of £1.9bn (notional value of £1.8bn) at a fair market value of £2.8bn. The cash loss arising of £0.9bn is offset by an unrealised gain of £0.2bn resulting from the release of historic fair value hedge adjustments designated against the repurchased fixed rate debt. Consistent with the presentation of sale preparation costs, these costs have been treated as exceptional.

4.	A reduction in the UK corporation tax rate to 17% from 1 April 2020 was enacted during the year, resulting in a deferred tax credit (note 5). This credit is presented as exceptional, reflecting its nature.

National Grid	2016/17 Half Year Results Statement

4. Finance income and costs

Six months ended 30 September	2016 £m	2015 £m

Interest income on financial instruments[1]	39	6

Finance income	39	6

Net interest on pensions and other post-retirement benefit obligations	(47)	(54)
Interest expense on financial instruments	(525)	(440)
Unwinding of discount on provisions	(37)	(35)
Other interest	(7)	(23)
Less: interest capitalised	54	53

Finance costs before exceptional items and remeasurements	(562)	(499)

Exceptional items:
Debt redemption costs	(718)	-
Remeasurements:
Net losses on derivative financial instruments	(95)	(36)

Exceptional items and remeasurements included within finance costs	(813)	(36)

Finance costs	(1,375)	(535)

Net finance costs	(1,336)	(529)

1.	Included within interest income on financial instruments is £28m (2015: £nil) in respect of realised gains on available-for-sale investments.

5. Tax

The tax charge for the period, excluding tax on exceptional items and remeasurements, is £295m (2015: £302m). The effective tax rate of 21.7% (2015: 22.0%) for the period is based on the best estimate of the weighted average annual income tax rate by jurisdiction expected for the full year. The current period rate reflects the seasonality of earnings in the US. For the full year we expect the Group effective tax rate to be around 24%, excluding tax on exceptional items and remeasurements. The effective tax rate for the year ended 31 March 2016 was 24.0%.

The Finance (No.2) Act 2015 enacted reductions in the UK corporation tax rate from 20% to 19% with effect from 1 April 2017 and 18% with effect from 1 April 2020. A further reduction to 17% with effect from 1 April 2020 was enacted in the Finance Act 2016. Deferred taxes at the reporting date have been measured using these enacted tax rates and reflected in these financial statements.

National Grid	2016/17 Half Year Results Statement

6. Earnings per share

Adjusted earnings per share, excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Group. For further details of exceptional items and remeasurements, see note 3.

(a) Basic earnings per share

Six months ended 30 September	2016 Earnings £m	2016 Earnings per share Pence	2015 Earnings £m	2015[1] Earnings per share Pence

Adjusted earnings	1,062	28.2	1,067	28.2
Exceptional items after tax	(509)	(13.5)	-	-
Remeasurements after tax	(49)	(1.3)	(20)	(0.5)

Earnings	504	13.4	1,047	27.7

		Millions		Millions

Weighted average number of shares – basic[1]		3,763		3,779

1.	Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

(b) Diluted earnings per share

Six months ended 30 September	2016 Earnings £m	2016 Earnings per share Pence	2015 Earnings £m	2015[1] Earnings per share pence

Adjusted diluted earnings	1,062	28.1	1,067	28.1
Exceptional items after tax	(509)	(13.5)	-	-
Remeasurements after tax	(49)	(1.3)	(20)	(0.5)

Diluted earnings	504	13.3	1,047	27.6

		Millions		Millions

Weighted average number of shares – diluted[1]		3,780		3,796

1.	Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid	2016/17 Half Year Results Statement

7. Dividends

Six months ended 30 September	2016 pence per share	2016 Cash dividend paid £m	2016 Scrip dividend £m	2015 pence per share	2015 Cash dividend paid £m	2015 Scrip dividend £m

Ordinary dividends
Final – year ended 31 March 2016	28.34	923	151	-	-	-
Final – year ended 31 March 2015	-	-	-	28.16	805	248

The Directors are proposing an interim dividend of 15.17p per share to be paid in respect of the year ending 31 March 2017. This would absorb approximately £571 million of shareholders’ equity. An interim dividend for the year ended 31 March 2016 of 15.00p per share was paid in January 2016. The cash dividend paid was £532 million with an additional £31 million settled via scrip issues.

8. Fair value measurement

Carrying values and fair values of certain financial assets and liabilities

Certain of the Group’s financial instruments are measured at fair value. The following table categorises these financial assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 154 of the Annual Report and Accounts 2015/16.

	30 September 2016				31 March 2016
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Available-for-sale investments	1,936	417	-	2,353	2,040	393	-	2,433
Derivative financial instruments	-	2,075	27	2,102	-	1,945	18	1,963
Commodity contracts	-	11	113	124	-	5	27	32
	1,936	2,503	140	4,579	2,040	2,343	45	4,428
Liabilities
Derivative financial instruments	-	(2,252)	(261)	(2,513)	-	(1,855)	(214)	(2,069)
Commodity contracts	-	(71)	(147)	(218)	-	(81)	(54)	(135)
	-	(2,323)	(408)	(2,731)	-	(1,936)	(268)	(2,204)

Total	1,936	180	(268)	1,848	2,040	407	(223)	2,224

Financial assets and liabilities in the Group’s consolidated statement of financial position are either held at fair value or the carrying value if it approximates to fair value, with the exception of borrowings, which are held at amortised cost.

The estimated fair value of total borrowings using market values at 30 September 2016 is £37,479 million (31 March 2016: £31,463 million).

Our level 1 available-for-sale investments are valued using quoted prices from liquid markets.

Our level 2 available-for-sale investments are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data. Our level 2 derivative financial instruments include cross-currency, interest rate and foreign exchange derivatives. We value our level 2 derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate swaps and foreign exchange rates, therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

National Grid	2016/17 Half Year Results Statement

8. Fair value measurement continued

Our level 2 commodity contracts include over-the-counter (OTC) gas swaps and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps, therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 3 derivative financial instruments include: Cross currency swaps with an embedded call option, equity call options, cross currency swaps where the cross currency forward curve is illiquid and inflation linked swaps where the inflation curve is illiquid. In valuing these instruments a third-party valuation is obtained to support each reported fair value. In addition we also use internal developed models to value Limited Price Inflation (LPI) derivatives where the inflation curve is illiquid. Inputs include breakeven rates and inflation option premiums which are increasingly illiquid, towards the long-dated points of the curve.

Our level 3 commodity contracts primarily consist of our forward purchases of electricity and gas where pricing inputs are unobservable, as well as other complex transactions. Complex transactions can introduce the need for internally developed models based on reasonable assumptions. Industry standard valuation techniques such as the Black-Scholes pricing model and Monte Carlo simulation are used for valuing such instruments. Level 3 is also applied in cases when optionality is present or where an extrapolated forward curve is considered unobservable. All published forward curves are verified to market data; if forward curves differ from market data by 5% or more they are considered unobservable.

As disclosed in note 3, gains/losses on our recurring financial instruments are recorded in remeasurements in the consolidated income statement.

The impacts on a post-tax basis of reasonably possible changes in significant level 3 assumptions are as follows:

Six months ended 30 September	Derivative financial instruments 2016[3] £m	Derivative financial instruments 2015[3] £m	Commodity contracts 2016[3] £m	Commodity contracts 2015[3] £m
10% increase in commodity prices	-	-	2	2
10% decrease in commodity prices	-	-	-	(2)
Volume forecast uplift[1]	-	-	(1)	(1)
Volume forecast reduction[1]	-	-	4	2
+10% market area price change	-	-	(17)	(2)
-10% market area price change	-	-	13	-
+20 basis point increase in Limited Price Inflation (LPI) market curve[2]	(101)	(77)	-	-
-20 basis point decrease in LPI market curve[2]	98	75	-	-

1.	Volumes were flexed using maximum and minimum historical averages, or by >10% where historical averages were not available.
2.	A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.
3.	Tax rates applied above: Derivative financial instruments 20% (2015: 20%), commodity contracts 40% (2015: 40%).

Movements in the six months to 30 September for financial instruments measured using level 3 valuation methods are presented below:

	Derivative financial instruments[1] 2016 £m	Derivative financial instruments[1] 2015 £m	Commodity contracts[2] 2016 £m	Commodity contracts[2] 2015 £m
At 1 April	(196)	(166)	(27)	(42)
Net (losses)/gains for the period[1,2]	(38)	2	(24)	(13)
Purchases	-	-	(4)	11
Settlements	-	(11)	21	30
At 30 September	(234)	(175)	(34)	(14)

1.	Losses of £38m (2015: gains of £6m) are attributable to derivative financial instruments held at the end of the reporting period.
2.	Losses of £20m (2015: losses of £1m) are attributable to commodity contract financial instruments held at the end of the reporting period.
3.	There were no reclassifications or transfers out of level 3 (2015: none).

National Grid	2016/17 Half Year Results Statement

9. Reconciliation of net cash flow to movement in net debt

Six months ended 30 September	2016	2015
	£m	£m

Increase/(decrease) in cash and cash equivalents	24	(8)
Increase/(decrease) in financial investments	137	(546)
Increase in borrowings and related derivatives	(2,340)	(252)
Net interest paid on the components of net debt[1]	1,408	384

Change in net debt resulting from cash flows	(771)	(422)
Changes in fair value and exchange movements	(1,847)	235
Net interest charge on the components of net debt[1]	(1,204)	(434)
Other non-cash movements	(75)	(56)

Movement in net debt (net of related derivative financial instruments) in the period	(3,897)	(677)
Net debt (net of related derivative financial instruments) at start of period	(25,325)	(23,915)

Net debt (net of related derivative financial instruments) at end of period	(29,222)	(24,592)

1.    An exceptional charge of £718m (2015: £nil) is included in net interest charge on the components of net debt and an exceptional cash outflow of £930m (2015: £nil) is included in net interest paid on the components of net debt.

10. Net debt

	30 September 2016	31 March 2016
	£m	£m

Cash and cash equivalents	162	127
Bank overdrafts	-	(3)

Net cash and cash equivalents	162	124
Financial investments	3,255	2,998
Borrowings (excluding bank overdrafts)	(32,228)	(28,341)

Net debt related derivative financial assets	2,102	1,963
Net debt related derivative financial liabilities	(2,513)	(2,069)

Net debt (net of related derivative financial instruments)	(29,222)	(25,325)
11. Pensions and other post-retirement benefit obligations
	30 September 2016	31 March 2016
	£m	£m

Present value of funded obligations	(34,092)	(28,648)
Fair value of plan assets	30,956	26,434
	(3,136)	(2,214)
Present value of unfunded obligations	(353)	(304)
Other post-employment liabilities	(73)	(67)
Net liability	(3,562)	(2,585)

Represented by:
Liabilities	(3,733)	(2,995)
Assets	171	410
	(3,562)	(2,585)

Key actuarial assumptions
Discount rate (UK)	2.2%	3.3%
Discount rate (US)	3.9%	4.3%
Rate of increase in RPI (UK)	3.0%	2.9%

The net pensions and other post-retirement benefit obligations position, as recorded under IAS19, at 30 September 2016 was a deficit of £3,562m compared to £2,585m at 31 March 2016. The increase in the deficit of £977m primarily reflects the significant fall in discount rates in both the UK and US, resulting in an increase in liabilities of £4,487m which is partially offset by returns on assets being greater than assumed by £3,437m. The net impact of £1,050m has been reflected within the consolidated statement of comprehensive income.

National Grid	2016/17 Half Year Results Statement

12. Commitments and contingencies

At 30 September 2016 there were commitments for future capital expenditure contracted but not provided for of £2,667 million (31 March 2016: £2,616 million).

We also have other commitments relating primarily to commodity purchase contracts, operating leases and contingencies in the form of certain guarantees and letters of credit. These commitments and contingencies are described in further detail on page 144 of the Annual Report and Accounts 2015/16.

Litigation and claims

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

13. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

30 September	2016	2015	Year ended 31 March 2016

Closing rate applied at period end	1.30	1.51	1.44
Average rate applied for the period	1.39	1.54	1.47

14. Related party transactions

Related party transactions in the six months ended 30 September 2016 were substantially the same in nature to those disclosed on page 145 of the Annual Report and Accounts 2015/16. There were no related party transactions in the period that have materially affected the financial position or performance of the Group.

15. Principal risks and uncertainties

When preparing the half year results the risks as reported in the 2015/16 Annual Report and Accounts (principal risks on pages 27-28 and inherent risks on pages 183-186) were reviewed to ensure they remained appropriate and adequate. While no significant new risks were identified, the Board concluded that the previously reported principal risk in respect of the impact of inflation and deflation on our operations should be removed. Below is a summary of our key risks as at 30 September 2016:

•	Failure to identify and execute the right opportunities to deliver our growth strategy;
•	Failure to secure satisfactory regulatory outcomes/failure to influence future energy policy;
•	Failure to secure skills and leadership capacity (including effective succession planning) required to deliver our vision and strategy;
•	Failure to deliver appropriate information systems and data integrity;
•	We experience a catastrophic/major cyber security breach;
•	We experience catastrophic asset failure; and
•	Failure to effectively respond to the threats and opportunities presented by emerging technology, particularly the challenge of adapting our networks to meet the challenges of increasing distributed energy resources.

The risks and uncertainties associated with the United Kingdom exiting the EU have been considered by the Board. The Board continues to monitor the potential impact of the referendum result on the future performance and position of the Group but does not currently believe there will be a material adverse impact on the Group’s results or financial position in the current financial year.

National Grid	2016/17 Half Year Results Statement

Statement of Directors’ Responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority.

The Directors confirm that the financial information has been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board and as adopted by the European Union, and that the half year report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The Directors of National Grid plc are as listed in the National Grid plc Annual Report for the year ended 31 March 2016 with the exception of the following changes to the Board:

•	Steve Holliday who stepped down as an Executive Director on 22 July 2016.
•	Nicola Shaw who was appointed to the Board on 1 July 2016 as Executive Director, UK.

By order of the Board

John Pettigrew	Andrew Bonfield
9 November 2016	9 November 2016

Chief Executive	Finance Director

National Grid	2016/17 Half Year Results Statement

Independent review report to National Grid plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed National Grid plc’s condensed consolidated interim financial statements (the “interim financial statements”) in the half year financial information of National Grid plc for the six month period ended 30 September 2016. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

What we have reviewed

The interim financial statements comprise:

•	the consolidated interim statement of financial position as at 30 September 2016;
•	the consolidated interim income statement and consolidated statement of comprehensive income for the period then ended;
•	the consolidated interim cash flow statement for the period then ended;
•	the consolidated interim statement of changes in equity for the period then ended; and
•	the explanatory notes to the interim financial statements.

The interim financial statements included in the half year financial information have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The half year financial information, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year financial information in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the half year financial information based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half year financial information and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

9 November 2016, London

The maintenance and integrity of the National Grid plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.